Exhibit (a)(1)(Q)

Lattice Exchange Offer Calculator

Eligible Options for New Options - 1996 Plan

Exercise Price of Eligible Options
Greater than or Equal to..		Less than or Equal to..	Exchange Ratio	Eligible Options	New Options
$ 3.91	to	$4.99	3.00 : 1	5,000	1,666
$ 5.00	to	$7.49	4.00 : 1	4,000	1,000
$ 7.50	to	$9.99	7.50 : 1	3,000	400
$ 10.00	to	And Up	10.00 : 1	2,000	200

Eligible Options for Restricted Stock Units - 2001 Plan

Exercise Price of Eligible Options

Greater than or Equal to..		Less than or Equal to..	Exchange Ratio	Eligible Options	Restricted Stock Units
$ 3.91	to	$4.99	7.25 : 1	4,000	551
$ 5.00	to	$7.49	13.00 : 1	3,000	230
$ 7.50	to	$9.99	19.75 : 1	2,000	101
$ 10.00	to	And Up	20.00 : 1	1,000	50

The foregoing spreadsheet allows you to calculate an example of the number of new options or restricted stock units that you would be eligible to receive in this offer for your eligible options at specified exchange ratios. To determine the numbers, you will need to input the number of eligible options that you hold in each price range, which will result in a calculation of the number of new options or restricted stock units. The exchange ratios above are based on application of the Black-Scholes value calculated using the average closing price of our common stock over the thirty (30) calendar day period ended January 28, 2009. The number of new options or restricted stock units that you will be eligible to receive in this offer for your eligible options will depend on the final exchange ratios, and we will notify you of the final exchange ratios following the expiration of the offer.